UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

PETROBRAS ANNOUNCES EXPIRATION AND EXPIRATION

DATE RESULTS OF ITS ANY AND ALL OFFER

RIO DE JANEIRO, BRAZIL – March 19, 2019 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) today announced the expiration and expiration date results of the previously announced offer to purchase (the “Offer”) by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”), of any and all of its outstanding notes set forth in the table below (the “Notes”).

The Offer was made pursuant to the terms and conditions set forth in the offer to purchase dated March 12, 2019 (the “Offer to Purchase” and, together with the accompanying notice of guaranteed delivery and related letter of transmittal, the “Offer Documents”).

The Offer expired at 5:00 p.m., New York City time, on March 18, 2019 (the “Expiration Date”). The settlement date with respect to the Offer will occur promptly following the Expiration Date and is expected to occur on March 21, 2019 (the “Settlement Date”).

The table below sets forth the aggregate principal amount of Notes validly tendered in the Offer and not validly withdrawn, and the aggregate principal amount of Notes reflected in notices of guaranteed delivery delivered, at or prior to the Expiration Date and the consideration payable for Notes accepted for purchase in the Offer.

Title of Security	CUSIP/ISIN	Principal Amount Outstanding(1)	Consideration(2)	Principal Amount Tendered by the Expiration Date	Principal Amount Reflected in Notices of Guaranteed Delivery
4.375% GLOBAL NOTES DUE MAY 2023	71647N AF6/ US71647NAF69	US$3,117,147,000	US$1,015.00	US$1,440,420,000	US$31,959,000

(1)	As of the date hereof, including Notes held by Petrobras or its affiliates.
(2)

Per US$1,000 principal amount of Notes. Holders whose Notes are accepted for purchase will be paid accrued and unpaid interest on such Notes from, and including, the last interest payment date for the Notes to, but not including, the Settlement Date

In order to be eligible to participate in the Offer, holders of Notes reflected in notices of guaranteed delivery received by PGF prior to the Expiration Date must deliver such Notes to PGF by 5:00 p.m., New York City time, on March 20, 2019 (the “Guaranteed Delivery Date”).

On the terms and subject to the conditions set forth in the Offer to Purchase, PGF expects that it will accept for purchase all of the Notes tendered on or prior to the Expiration Date, and all of the Notes delivered on or prior to the Guaranteed Delivery Date. The principal amount of Notes that will be purchased by PGF on the Settlement Date is subject to change based on deliveries of Notes pursuant to the guaranteed delivery procedures described in the Offer to Purchase. A press release announcing the final results of the Offer is expected to be issued on or promptly after the Settlement Date.

# # #

PGF engaged BNP Paribas Securities Corp., Banco Bradesco BBI S.A., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, HSBC Securities (USA) Inc., and Santander Investment Securities Inc. to act as lead dealer managers with respect to the Offer, and ABN AMRO Securities (USA) LLC, BBVA Securities Inc. and Commerz Markets LLC to act as co-dealer managers with respect to the Offer. Global Bondholder Services Corporation acted as the depositary and information agent for the Offer.

Any questions or requests for assistance regarding the Offer may be directed to BNP Paribas Securities Corp. at + 1 212 841-3059, Banco Bradesco BBI S.A. at +1-646-432-6643, Citigroup Global Markets Inc. (toll free ) at +1 (800) 558-3745 and (collect) at +1(212) 723-6106, Goldman Sachs & Co. LLC at +1 (212) 902-6351 or +1 (800) 828-3182, HSBC Securities (USA) Inc. at +1 (212) 525-5552 and Santander Investment Securities Inc. (toll-free) at +1 (855) 404-3636 or +1 (212) 940-1442. Requests for additional copies of the Offer to Purchase may be directed to Global Bondholder Services Corporation at +1 (866) 470-3800 (toll-free) or +1 (212) 430-3774. The Offer Documents can be accessed at the following link: http://www.gbsc-usa.com/Petrobras.

None of the Offer Documents has been filed with, and has not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The communication of this press release and any other documents or materials relating to Offer is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or within Article 43(2) of the Order, or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The Offer was only available to, and the Offer was engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on any document relating to the Offer or any of its contents.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated March 12, 2019, relating to the previously announced tender offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

	By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Loans and Financing Administration General Manager

Date: March 19, 2019